UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-37467

ASTRIA THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

22 Boston Wharf Road
10th Floor
Boston, Massachusetts 02210
(617) 349-1971
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

*Effective as of January 23, 2026, pursuant to the Agreement and Plan of Merger, dated as of October 14, 2025, by and among BioCryst Pharmaceuticals, Inc., a Delaware corporation (“BioCryst”), Axel Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of BioCryst (“Merger Sub”), and Astria Therapeutics, Inc. (“Astria”), Merger Sub was merged with and into Astria, with Astria surviving as a wholly owned subsidiary of BioCryst.

Pursuant to the requirements of the Securities Exchange Act of 1934, Astria Therapeutics, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Astria Therapeutics, Inc.

Date: February 2, 2026	By:	/s/ Alane Barnes
Alane Barnes
Secretary

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